

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2019

David E. Miller
President and Chief Executive Officer
Iroquois Valley Farmland REIT, PBC
708 Church St., Suite 234
Evanston, Illinois 60201

>   **Re: Iroquois Valley Farmland REIT, PBC**
>   **Amendment No. 3 to**
>   **Offering Statement on Form 1-A**
>   **Filed April 12, 2019**
>   **File No. 024-10919**

Dear Mr. Miller:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 5, 2019 letter.

Form 1-A/A filed April 12, 2019

Consent of Independent Auditor, page Ex-11

1.   Please obtain and file an updated consent from your auditor that includes reference to their audit report, dated March 18, 2019, on your December 31, 2018 financial statements.

      You may contact William Demarest, Staff Accountant, at 202-551-3432 or Kevin Woody, Accounting Branch Chief, at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Lobert, Staff Attorney, at 202-551-7150 or Sonia Barros, Assistant Director, at 202-551-3655 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate and
Commodities